================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   ---------

                                  SCHEDULE TO
                                (RULE 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                                PROXICOM, INC.
                           (Name of Subject Company)

                             PFC ACQUISITION CORP.
                          COMPAQ COMPUTER CORPORATION
                                  (Offerors)

                   Common Stock, Par Value, $0.01 per Share
                        (Title of Class of Securities)

                                   744282104
                     (Cusip Number of Class of Securities)

                                Kyle Doda, Esq.
                          Compaq Computer Corporation
                                 20555 SH 249
                             Houston, Texas 77070
                           Telephone: (281) 370_0670
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                  Copies to:

                               Christopher Mayer
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
================================================================================

                                  BLANC & OTUS

                                 April 26, 2001
                                 4:00 p.m. CDT



P. Blackmore  Thank you for joining us on such short notice. As we stated in our
              Q1 earnings call on Monday, Compaq is aggressively focused on five key initiatives to drive increased growth and profitability. These include: aggressive go to market programs, continued product innovation, expansion of global services, permanent reductions in inventory and substantial reduction in structural costs.

              As you saw from our Q1 results, our Global Services Organization is a key driver of our growth strategy. Apparently it's at 21% of the overall Compaq revenue stream and we expect that to grow to 30% in just a few years. We're here today to talk about a move that helps accelerate that growth. I'd first like to hand you over to Jeff Lynn, the VP and General Manager of Compaq's Global Services Unit to put this announcement in perspective for you. Jeff?

J. Lynn Thanks, Peter. Yes, just to put some context behind this call, let's remember that Compaq Global Services is already one of the largest, most experienced services organizations in the world. We're nearly 38,000 professionals in more than 200 countries around the world and we've been at this for a while. We have more than 40 years of experience in the services business. We're in the business of integrating and managing new technologies for our enterprise customers by architecting, designing, implementing, integrating, managing and supporting innovative solutions for them.

              As we stand today, we're completely enterprise focused. We're among the top five systems integrators in the world. We have a revenue of $7 billion in the services business. We already contribute, as Peter said, 21% of Compaq's revenue in this last quarter with a goal to grow that to 30% within three years, both through organic growth as we did report in the first quarter and also through acquisitions.

              We provide support for 14,000 products, from 1,300 different suppliers around the world and we have 3,000 customers worldwide.

              Already our solutions power the majority of the world's stock exchanges, ATM networks and 911 telephone lines. As just one example, Nasdaq, the largest computer-only trading exchange in the world, does $900 million online trades a day and 2,000 transactions a second, and it relies totally on Compaq's ability to keep it running nonstop.

P. Blackmore  Thanks, Jeff....today is we're announcing the acquisition of
              Proxicom. Proxicom is the leading e-business and consulting development company based in Reston, Virginia. This is a very strategic move. It strengthens our in-house capability in key vertical industries. It enhances and deepens our relationships with global enterprise customers, enhancing our value proposition. And it increases our skills in e-business, while it's an emerging technology. The customer base of Proxicom clearly extends the company's current capabilities to serve large enterprise companies.

              The terms of the agreement, Compaq will purchase outstanding shares of common stock at $5.75 per share. The gross purchase price for Proxicom stock is $336 million. The transaction aggregate purchase price net of current Proxicom cash is $266 million.

              The acquisition is expected to be completed towards the end of the second quarter, beginning of the third quarter. The acquisition has been approved by the boards of directors of both companies and is subject to customary closing conditions and government approval.

              In addition, two of Proxicom's largest shareholders, Chairman and CEO, Raul Fernandez, and General Atlantic Partners, have agreed to tender their shares into the offer and otherwise support the transaction.

              Proxicom will retain its brand identity, operate as a practice within Compaq's Professional Services Unit, and will report to Jeff Lynn, Vice President and General Manager. The company will operate as Proxicom, a Compaq Global Services Company.

              Now it's my very great pleasure to introduce you to Raul Fernandez, CEO, Founder and Chairman of Proxicom to tell you more about the company and why we have chosen to work together. Raul?

R. Fernandez  Thank you, Peter. We are thrilled to be joining Compaq after working with them in both a customer and partner role. The acquisition enables us to pool our expertise and bring additional strength to Compaq's capabilities.

              Proxicom has developed significant experience in key vertical industries such as automotive and manufacturing, communications and high tech, consumer goods and retail, energy, financial services, media and entertainment as well as service industries. We were founded in 1991 and we have approximately 950 employees. In calendar year 2000, our revenues were greater than $200 million.

              We have multiple service engagements at Fortune 500 companies, including General Motors, General Electric, Marriott and AOL/Time Warner. We bring a unique, integrated skill set of cross platform technology, award-winning creatives and business strategy skills. Our innovative e-business, while it's an emerging technologies capability, is complementary to Compaq's offering and strategic approach. Peter?

P. Blackmore  Thank you, Raul. In summary, we are very, very pleased with the acquisition. It fits right into our core strategy and one of the five objectives we talked about at the beginning of the call. It enables us to offer a broader enhanced capabilities to our clients and it's a clear win for our customers and our two companies. We'd now like to open the call to questions and look forward to them. Thank you.

Coordinator   Our first question comes from Tom Fowler.

T. Fowler     Essentially, tell us a little bit about some of the integration issues. I know Michael Bell, for instance, thanks you all for acquiring Jack because of the kind of headaches it created. Tell us a little bit about what you've learned from that and if there are the same issues that are going to be involved here. And also if Jesse Green played any part in this acquisition as well and if he's going to play any part in the whole integration as well.

P. Blackmore  First of all, the shorter part of the question, Jesse was involved and is in charge of mergers and acquisitions, which is his new role at Compaq. He's been intimately involved in this. In terms of implementation, it's very much up to Jeff Lynn, Raul and myself, because it becomes an operational issue.

              Back to the question of integration, first of all, this is a very different scale to Digital. I think you'll understand that. It is specific to one business area, which is the Global Services area. It's primarily specific to the United States, although there's a very small element of the business in Europe. And we think that the integration is very straightforwardly managed. It will be run as a practice alongside the other practices in Professional Services so that we don't actually have to manage any coordination there, it just fits easily alongside. We are actually looking at potentially having this the lead for our verticals, the new ones such as retail and media and entertainment. So it immediately has a win. So it's very straightforward and focused.

              As a bit of background, when we started on saying we should look at acquisitions, we obviously looked at two alternatives. We could have gone for very large one. That would have carried with it some of the risks you identified and it was for that reason that we said that we wanted acquisitions that complemented our strategy, were very, very clearly vertically focused and would be very straightforwardly integrated so that the management time in managing the integration was minimized. I think we've achieved that. And if we add more acquisitions, they will fall into the same context. So I hope that answers your question, Tom.

J. Lynn Let me just add to that. When Peter says that Proxicom will be run as a separate practice within our Services Business, the services that they offer to large enterprise customers are sufficiently complementary with very little overlap to the kinds of services that we're offering today. So we are going to be running them in a separate governance model. We're not going to be integrating them into our existing practices.

Coordinator   Our next question is from Larry Greenmeier.

L. Greenmeier Information Week. Just a couple of questions. For Compaq, with regard to the number of Internet service providers that are out there, and basicallyon the market, I was curious as to why Compaq chose Proxicom, singled Proxicom out? What were the reasons for that?

P. Blackmore  I'll start then hand over to Jeff. We had a detailed look at the market, and it's been over really the last couple of months, and you're right, there are a lot of companies that are potentially available. We set very, very significant criteria. One was vertical capability, as I stated before in answer to the previous question, that's very important to us. We think that vertical knowledge really has huge value add to our customers and we wanted to extend our vertical knowledge.

              Secondly, we wanted a culture and fit that was very complementary and we think that exists. We spent a lot of time with Raul and his management team, and very pleased with everything we see there.

              The last part was making sure that we could just quickly integrate it and the customer set was also complementary. Proxicom has a customer set which is corporate customers, exactly the ones we wanted to target within the verticals, so it could be very, very effective in deepening our reach to corporate customers. Three very good reasons.

J. Lynn I would reiterate those, Peter. The set of the customer base were both serving large enterprise customers, the vertical focus and the culture and chemistry. I would add to that, Proxicom has a very strong brand and that was very attractive to us, which is why we're retaining the brand identity even after the acquisition. We're also looking for a healthy company with a continuing good pipeline of business and good financial prospects. Also, we were looking for a company with good management strength and good...strength on the management team and all of those criteria we found to fit Proxicom. So they just very naturally came to the top of our list.

L. Greenmeier Just two quick follow ups. Will Proxicom become part of
              Professional Services or Global Services?

J. Lynn       Proxicom will report up through the Professional Services part of
               Global Services.

L. Greenmeier Will Raul continue to be the head of Proxicom?

J. Lynn Yes, he will. Raul will report to me and he will not only continue to run Proxicom, he'll also help me and the rest of my senior leadership team run and manage the entire Global Professional Services business.

Coordinator   We have a question from Bill Glance.

B. Glance     I have a couple of questions for Raul. What happens to the
              Proxicom work force? You mentioned it's about 950 people.
              Secondly, why was it not possible for the company to remain independent? When did that become evident and how has that become evident?

R. Fernandez  This combination is about growth and opportunity. It's about
              Proxicom being able to provide more complex services to our client base, to be able to provide additional products and services to our client base, and to be able to achieve our vision, which was to be a global provider of e-solutions. We're able to do that in this combination, accelerate not only our vision but our strategic plan. And clients are looking more and more towards a provider that can be a one-stop-shop, and this combination allows us to achieve that. Again, this combination is about our people. It's about the management team that's staying in place, it's about the people that are interacting with our customers every day. So the plans are to keep all of our people.

J. Lynn I'll reiterate that, Bill. When you're in the services business, people and their intellectual capital and their enthusiasm are 100% of your product, so the clear objective is to retain all of Proxicom's employees.

B. Glance     Raul, how long were you guys shopping around? How did that all come to pass?

R. Fernandez  It's not appropriate for us to comment on that.

B. Glance     Thank you.

Coordinator   Our next question comes from Dana Apledady.

D. Apledady   I was just wanting to make sure that Proxicom will remain...

R. Fernandez  Yes.

Coordinator   Our next question is from Yebashi Ina.

Y. Ina Gardner. I was just wondering, Jeff mentioned in response to Tom's question, that you felt that Proxicom's skills were sufficiently complementary to Compaq Professional Services and that there was very little overlap. I was wondering if you could just add a little bit more detail to that and explain what that means in terms of Compaq Professional Services approaching e-business solutions and e-business projects.

J. Lynn We have been very strong in architecture and design, in systems integration and outsourcing, working with our enterprise customers in their e-business and solutions space. We saw Proxicom being very complementary more towards what you and I would call the "front end" of the value proposition that our enterprise customers see.

R. Fernandez  We add additional strength in database design, application design, development, business strategy, business process. Obviously we've got vertical industry expertise that we've been building since 1997, information architecture as well as award-winning user experience or creative skills. So we're extremely complementary in terms of the development skills and implementation skills that we bring.

Y. Ina Just a quick follow up. At the moment do you have any understanding of how Proxicom might fit within Compaq's ZLE initiative?

J. Lynn This was one of the very attractive aspects of Proxicom for us. As you know, ZLE is a major initiative for all of Compaq going forward and Professional Services needs to play a lead role in that. The high end development and architecture skills that Proxicom adds to our capabilities we believe will ramp up our ZLE capabilities even quicker.

Coordinator   Our next question comes from Greg Zarley from CRA.

G. Zarley     I was curious, this is a relatively small acquisition and are you looking at other acquisitions in this e-business consulting space? Also, what competitive conflicts does this create with your existing channel partners?

P. Blackmore  We are looking at opportunities...our vertical, and also extending our critical mass in the country. You could take a country, like Argentina or France or China, where we want to increase critical mass. So those are the two priorities we have. And also we need to make sure any acquisition is financially sensible and also has all the strategic fits that...clearly has.

              I don't really don't see any competition with the channel or SIs. We've put together very clearly defined practice areas. We also have alliance agreements with people like KPMG, Cap Gemini, Ernst & Young and Accenture, and these are very complimentary. So Jeff, please answer that, but I see little conflict there.

J. Lynn I would say two things. When we say it's small, Europe is our biggest geography for Professional Services in terms of people and revenue. North America is our second largest. In North America, we have about 5,000 professionals, so we're adding nearly 1,000 Proxicom professionals, 2,500 in North America is a meaningful addition. It's an incremental 20% growth of our capability in North America.

              Secondly, I agree 100% with Peter. Partnering is very important to Compaq's overall strategy and to our services strategy. We do not see this as being particularly additionally competitive to our existing partner relationships.

Coordinator   Our next question comes from Michelle Cantara.

M. Cantara    Proxicom has a Microsoft practice today of about 150 people. How will you combine that with Compaq's Professional Services' existing Microsoft practice, as well as complying the two e-businesses practices of both companies?

J. Lynn The Proxicom practices today are primarily industry vertical, focused even with that technical skill set. So we're going to continue to use them the way that they have, which is as the leading wedge into industry specific matter, and then support those same teams with our existing, primarily horizontal or functional strong services practices, even in that Microsoft area.

M. Cantara    So you have no intention to combine those horizontal capabilities with Microsoft technologies?

J. Lynn       No.

M. Cantara    Okay. The second question had to do with Proxicom's focus on Sun platforms. They do an awful lot of work with software and integration platforms on Sun. Will they still have that focus going forward?

J. Lynn Absolutely. The reality is that we certainly do have a brand preference. But the other reality is we are a multi-technology, multi-platform services entity. We serve the largest global enterprises all around the world. The reality is they have a lot of gear from other folks as well as our own, and Proxicom will continue to exercise their skills on other vendors' gear as well as ours.

M. Cantara    Proxicom has worked very hard to develop their own reference architectures for integration. Will that be rationalized with the other practices within Compaq Professional Services?

J. Lynn One of the things that we looked as as part of taking a good close look at one another was our intellectual capital and approach and methodology and tools, and we were very pleased to discover they're already very similar. I think it's going to be easy to take the two and forge one better, new, improved, common approach and methodology.

M. Cantara    On the Web site is says the purchase price is $336 million; the press release says $266 million.

J. Lynn       The differences are existing cash within Proxicom.

P. Blackmore  It's net cash it's $266; without the net cash it's $336.

Coordinator   Our next question comes from William Sheehan from Giga
              Information.

 W. Sheehan   What major accounts, if any, do Compaq and Proxicom share?

P. Blackmore  General Motors, Toyota, potentially AOL. Raul, you can add some as well.

R. Fernandez  AOL/Time/Warner, Merrill Lynch, General Electric.

P. Blackmore  It's a very attractive list, and this is why when we said extends our reach and deepens our capabilities with corporate customers, absolute reality.

J. Lynn That's a key point. We have a real opportunity here to take a highly overlapping portion of our existing enterprise customer set, and really, together, become a much more dominant services player within those large companies, as well as to cross sell into companies where we each have a presence and the other doesn't.

W. Sheehan    On the partnerships that Proxicom has existing with Sun and HP, those will stay intact, or will the by running through Compaq
              Global Services?

J. Lynn       Those partnerships will stay intact.

Coordinator   Our next question comes from Christopher Hoffman of IDC.

C. Hoffman    In this acquisition, if you look at Proxicom, it certainly has a perception in the market as an innovative--although you're of material size, it's certainly an innovative, rapidly moving, creative type of firm. Compaq, on the other hand, has been maybe not perceived--whether rightly or wrongly--in that same fashion.
              I'm curious as to what extent the Proxicom acquisition is being viewed by Compaq as a way to enhance its brand perception in the market as an innovative e-business solution provider?

J. Lynn I think you hit the nail exactly on the head. The good news for us at Compaq is that the market reality is that we are far more nimble and creative and fast to market and innovative and leading edge than our brand has sort of given us credit for. You are correct, one of the reasons we are explicitly retaining the Proxicom brand after acquisition is as a bit of a wake up call to the marketplace, to say, "Hey, together we are doing things that you may not have noticed before about Compaq Global Services."

P. Blackmore  I think it's very healthy, and we are also going to put a lot more muscle behind the brand awareness of our overall Global Services capability. We're doing very well in that business, as you saw from...and we really need to do a strong role of strengthening our brand awareness, and we're absolutely going to do that.

J. Lynn You will also have seen, in the latest round of the overall Compaq inspiration technology advertising that we are starting to explicitly advertise our services capabilities as part of that.
              So through a combination of the corporate advertising, this acquisition, retention of the brand, and other efforts, we are working to make sure the marketplace recognizes who we are as a services company.

Coordinator   Our next question comes from Stephanie Moore of Giga Information.

S. Moore My question is really related to Proxicom's UK office. I know Proxicom has a pretty strong, and actually really reputable presence in the UK, and I wonder if they're going to be able to kind of remain autonomous?

J. Lynn The good news for us is that in Compaq, the UK is also one of our longest and strongest practices as well throughout Europe. So I see a terrific opportunity quickly to get those folks working together, and to use the UK as a real jumping off point to start having the Proxicom type skills and capabilities available to our European enterprise clients.

Coordinator   I show no further questions at this time. I would like to turn the conference back to you for final comments.

P. Blackmore  Thank you. As you can tell, very, very good strategic fit.
              Proxicom is an excellent organization. So on behalf of the three of us--Raul, Jeff and myself--we're very pleased that you could join the call. Thank you for your questions, which were all good, and we look forward to talking to you in the future. Thank you.


Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in the press release, when they become available, because they will contain important information. The tender offer statement will be filed by Compaq with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Proxicom with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Compaq and Proxicom at the SEC's web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Compaq Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Proxicom Investor Relations.